UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BluePhoenix Solutions Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.04 per share
(Title of Class of Securities)

M20157117
(CUSIP Number)

Michael Self c/o Lake Union Capital Management, LLC 601 Union Street, Suite 4616 Seattle, WA 98101 (206) 838-3277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2012
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M20157117

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,475,386

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,475,386

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,475,386

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.14%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	M20157117

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital TE Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

393,827

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

393,827

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

393,827

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.91%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	M20157117

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,869,213

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,869,213

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,869,213

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.05%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	M20157117

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Self

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,869,213

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,869,213

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,869,213

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.05%

14.	TYPE OF REPORTING PERSON

IN, HC

THIS FILING IS AMENDMENT NUMBER 2 FOR LAKE UNION CAPITAL FUND, LP, LAKE UNION CAPITAL MANAGEMENT, LLC AND MICHAEL SELF AND IS THE INITIAL FILING FOR LAKE UNION CAPITAL TE FUND, LP.

CUSIP No.	M20157117

Item 1.	Security and Issuer.

This Schedule 13D relates to Ordinary Shares, NIS 0.04 per share (the "Shares") of BluePhoenix Solutions Ltd., a corporation incorporated in Israel (the "Issuer").  The principal executive offices of the Issuer are located at 8 Maskit Street, Herzliya, L3 46733, Israel.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Lake Union Capital Fund, LP, a Delaware limited partnership (the "Partnership"), Lake Union Capital TE Fund, LP, a Delaware limited partnership (the “TE Partnership”), Lake Union Capital Management, LLC, a Delaware limited liability company (the "Investment Manager") and Michael Self, a citizen of the United States.

The Partnership, the TE Partnership, the Investment Manager and Michael Self are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Partnership are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

The TE Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the TE Partnership are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 601 Union Street, Suite 4616, Seattle, WA 98101.

Michael Self is the managing member of the Investment Manager and his business address is 601 Union Street, Suite 4616, Seattle, WA 98101.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of 711,942 of the Shares came from the working capital and/or an affiliate of the Reporting Persons.  An additional 45,360 Shares were acquired in connection with an Assignment Agreement with the Issuer as further described in Item 6 below and in the Issuer's Form 20-F filed on April 17, 2012.  The remaining 1,111,911 Shares were acquired pursuant to the Reporting Persons’ exercise of an option granted to them under the Amended Loan Agreement.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Also See Item 6 below for a description of certain agreements between the Issuer and the Reporting Persons that became effective as of May 4, 2012.

Item 5.	Interest in Securities of the Issuer.

(a) And (b)
As of the date hereof, the Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 1,475,386 Shares, constituting 22.14% of the Shares, based upon 6,664,009 Shares outstanding as of July 15, 2012, as reported on the Issuer's Form 6-K filed on July 19, 2012.

As of the date hereof, the TE Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 393,827 Shares, constituting 5.91% of the Shares, based upon 6,664,009 Shares outstanding as of July 15, 2012, as reported on the Issuer's Form 6-K filed on July 19, 2012.

As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 1,869,213 Shares owned beneficially by private investment vehicles, including the Partnership and the TE Partnership (collectively, the “Funds”), for which the Investment Manager serves as investment manager, representing approximately 28.05% of the Issuer's outstanding Shares.

As of the date hereof, Michael Self, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 1,869,213 Shares owned beneficially by the Funds, representing approximately 28.05% of the Issuer's outstanding Shares.

(c)
The only transaction in the Shares by the Reporting Persons during the past 60 days was the acquisition of 1,111,911 Shares pursuant to the Reporting Persons’ exercise of an option granted to them under the Amended Loan Agreement as further described in Item 6 below.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect
To Securities of the Issuer.

On May 4, 2012 the Reporting Persons, along with two other shareholders (collectively, the "Three Shareholders") entered into three agreements with the Issuer.

The agreements include the following:

(a)   An Assignment Agreement pursuant to which the rights and obligations of certain lenders to the Issuer with respect to a $5,000,000 loan granted in April 2011 (the "2011 Loan") was assigned by the lenders to the Three Shareholders in equal shares, subject to certain terms and conditions.

(b)   An Amended Loan Agreement pursuant to which the maturity date of the 2011 Loan was extended from May 2012 to May 2014, which may be repaid in Shares, the interest rate will rise to 6% per annum and certain other terms of the 2011 Loan were amended.  The 2011 Loan will be partially paid down with certain other funds of the Issuer currently held in escrow.  In addition, the Issuer agreed to issue to the Three Shareholders Shares in equal amounts, in an aggregate amount equal to 18.7% of the Issuer's outstanding share capital, which shall be the subject of a registration rights agreement.  The loan amount is convertible by the Three Shareholders into Ordinary Shares as set forth in the Amended Loan Agreement.

(c)   A Bridge Loan Agreement for the extension of a bridge loan by the Three Shareholders to the Issuer in the amount of $500,000, which has already been extended, at an interest rate equal to 8% per annum.  The loan amount is convertible by the Three Shareholders into Ordinary Shares as set forth in the Bridge Loan Agreement.

Each of the aforementioned agreements has previously been disclosed by the Issuer, and is more fully described in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 17, 2012.  The descriptions of these agreements in this Schedule 13D are qualified in their entirety by the full text of the agreements which are included as exhibits to the Issuer’s Form 20-F filed on April 17, 2012.

On July 25, 2012, the Reporting Persons exercised the option granted to them under the Amended Loan Agreement to convert the principal balance of the 2011 Loan and accrued interest into Shares.  Pursuant to the exercise of this option, on July 26, 2012, the Reporting Persons acquired, in aggregate, an additional 1,111,911 Shares which were allocated to the Funds in the following manner: 877,641 Shares to the Partnership and 234,270 Shares to the TE Partnership.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LAKE UNION CAPITAL FUND, LP
By: Lake Union Capital Management, LLC
General Partner
By: /s/ Michael Self
Michael Self Managing Member
LAKE UNION CAPITAL TE FUND, LP
By: Lake Union Capital Management, LLC
General Partner

By: /s/ Michael Self
Michael Self Managing Member

LAKE UNION CAPITAL MANAGEMENT, LLC

By: /s/ Michael Self
Michael Self Managing Member
MICHAEL SELF /s/ Michael Self Michael Self

Dated:  August 1, 2012

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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